U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or type responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Mariner Partners, Inc.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

    780 Third Avenue
    16th Floor
--------------------------------------------------------------------------------
                                    (Street)
    New York, NY 10017

--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     2/20/02
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     NYMAGIC, Inc.    ("NYM")
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by One Reporting Person

     [ ]  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, see Instruction
    5(b)(v).


                                                                         (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                       5. Owner-
                                                   3. Title and Amount of Securities                      ship
                                                      Underlying Derivative Security                      Form of
                         2. Date Exercisable          (Instr. 4)                                          Derivative
                            and Expiration Date    ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                              Amount           sion or        Direct      6. Nature of
                         ----------------------                           or               Exercise       (D) or         Indirect
                         Date       Expira-                               Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                  of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date           Title                  Shares           Security       (Instr. 5)     (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Options to Purchase     2/20/02(1)   (2)            Common Stock, $1.00     1,800,000      (3)             D
                                                    par value
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
Explanation of responses:
(1) The options may not be exercised in an amount which represents 10% or more of all of the voting power of NYMAGIC, Inc.
    ("NYMAGIC") until the New York Superintendent of Insurance approves the options or determines that no such approval is necessary.
(2) The options were granted pursuant to a voting agreement (the "Voting Agreement") dated as of February 20, 2002 among Mariner Partners, Inc. ("Mariner") and certain shareholders of NYMAGIC. The option expires 30 days after the termination of the Voting Agreement. The termination date of the Voting Agreement is the first to occur of (i) February 15,
    2005, (ii) the merger, consolidation, sale of substantially all assets, dissolution or liquidation of NYMAGIC, (iii) the resignation of Mariner, or (iv) termination of Mariner by the other parties to the Voting Agreement under the circumstances specified in the Voting Agreement.
(3) The option exercise price ranges from $19.00 per share to $22.00 per share, depending on the date of purchase.

MARINER PARTNERS, INC




By:  /s/  William Jeter Michaelcheck                         March 4, 2002
---------------------------------------------            ----------------------
Its:   Chief Executive Officer                                  Date
 **Signature of Reporting Person



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


                                                                        Page 2